[letterhead of K & L Gates LLP]

November 19, 2009

VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Embarcadero Funds, Inc. (File No. 811-09116)

Preliminary Proxy Statement

Dear Sir or Madam:

On behalf of the Embarcadero Funds, Inc. (the “Company”), and the Small-Cap Growth Fund and All-Cap Growth Fund, each a series of the Company (the “Funds”), transmitted herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 is a preliminary proxy statement (the “Proxy Statement”) to be used in connection with the Special Meeting of Shareholders of the Funds to be held on or about January 28, 2010 (the “Meeting”).  The Proxy Statement consists of a Letter to Shareholders, a Notice of Special Meeting of Shareholders, the Proxy Statement and forms of proxy.

The Meeting will be held to consider new advisory agreements for each Fund and to transact any other business that may properly come before the Meeting.  If approved, the Funds would implement new investment programs, as described in the Proxy Statement.  Definitive proxy materials are expected to be mailed to shareholders at the beginning of December.

At or about the same time as the Meeting, shareholders of other series of the Company will be considering the reorganization of their series into the Funds, as described in the Company’s Registration Statement on Form N-14, which is expected to be filed in the next few days.

We would appreciate comments as soon as possible. If you have any questions or comments regarding the foregoing, please contact me at (415) 249-1070 or Kurt J. Decko at (415) 249-1053.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow